CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to the Registration Statement of City National Rochdale Strategic Credit Fund on Form N-2 (File No. 333-224912) to be filed on or about September 28, 2020 of our report dated July 30, 2020 on our audit of the financial statements and financial highlights for the year ended May 31, 2020 and for the period from December 19, 2018 (commencement of operations) to May 31, 2019 which report was included in the Annual Report on Form N-CSR filed August 10, 2020. We also consent to the references to us under the headings “Financial Highlights”, “Independent Registered Public Accounting Firm”, and “Financial Statements” in such Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

September 28, 2020